UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

                 Athene Holding Ltd.

(Name of Issuer)

                        Class A Common Stock, par value $0.001 per share

(Titles of Class of Securities)

                              G0684D107

(CUSIP Number)

                           December 8, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0684D107		13G	Page 2 of 7
1	NAME OF REPORTING PERSON Abu Dhabi Investment Authority (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 28,585
	8	SHARED DISPOSITIVE POWER 10,530,463
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,559,021
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (2)
12	TYPE OF REPORTING PERSON OO

(1) Abu Dhabi Investment Authority is the actual owner of 28,585 of the shares of Class A common stock represented herein.

(2) Based on a total of 189,653,377 shares of Class A common stock, comprising the sum of 120,108,463 outstanding shares of Class A common stock and 69,544,914 shares of Class A common stock issuable upon conversion of shares of Class B common stock, in each case outstanding as of September 30, 2017 and as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017. Shares of Class B common stock are convertible into shares of Class A common stock at any time at the option of the holder, with prior notice to the company, on a one-for-one basis. The percentage of beneficial ownership does not give effect to certain provisions of the Issuer’s bylaws that would limit the Reporting Persons’ voting rights.

CUSIP No. G0684D107		13G	Page 3 of 7
1	NAME OF REPORTING PERSON Procific (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,530,436
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,530,436
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (2)
12	TYPE OF REPORTING PERSON CO

(1) Procific is the actual owner of 10,530,463 of the shares of Class A common stock reported herein. Procific is a wholly owned subsidiary of Abu Dhabi Investment Authority. Pursuant to the rules and regulations of the Securities and Exchange Commission, Abu Dhabi Investment Authority may be deemed to be the beneficial owner of the shares of common stock directly held by Procific.

(2) Based on a total of 189,653,377 shares of Class A common stock, comprising the sum of 120,108,463 outstanding shares of Class A common stock and 69,544,914 shares of Class A common stock issuable upon conversion of shares of Class B common stock, in each case outstanding as of September 30, 2017 and as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017. Shares of Class B common stock are convertible into shares of Class A common stock at any time at the option of the holder, with prior notice to the company, on a one-for-one basis. The percentage of beneficial ownership does not give effect to certain provisions of the Issuer’s bylaws that would limit the Reporting Persons’ voting rights.

Item 1(a). Name of Issuer:

Athene Holding Ltd.

Item 1(b). Address of Issuer’s Principal Executive Offices:

96 Pitts Bay Road
Pembroke, HM08, Bermuda

Item 2(a). Name of Person Filing:

1.	Abu Dhabi Investment Authority

2.	Procific

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1.	211 Corniche Street P.O. Box 3600 Abu Dhabi, United Arab Emirates 3600

2.	Willow House, Cricket Square P.O. Box 709 Grand Cayman, British West Indies KY1-1107

Item 2(c). Citizenship:

1.	Abu Dhabi Investment Authority (ADIA) is a public institution established by the Government of the Emirate of Abu Dhabi in 1976 as an independent investment institution. ADIA is a public institution wholly owned by the Emirate of Abu Dhabi and is subject to its supervision.

2.	Procific is a company organized under the laws of the Cayman Islands, British West Indies.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, $0.001 par value per share

Item 2(e). CUSIP Number:

G0684D107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership
	(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
	(b)	Percent of Class:
See responses to Item 11 on each cover page.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2017

ABU DHABI INVESTMENT AUTHORITY

/s/ Hamad Shahwan Surour Shahwan AlDhaheri

By: Hamad Shahwan Surour Shahwan AlDhaheri

Title: Authorised Signatory

/s/ Mohamed Ahmed Darwish Karam AlQubaisi

By: Mohamed Ahmed Darwish Karam AlQubaisi

Title: Authorised Signatory

PROCIFIC

/s/ Mohamed Fahed Mohamed Abdulla AlMazrouei

By: Mohamed Fahed Mohamed Abdulla AlMazrouei

Title: Authorised Signatory

/s/ Ahmed Abdullatif Ahmed Ibrahim Al Mosa
By: Ahmed Abdullatif Ahmed Ibrahim Al Mosa
Title: Authorised Signatory